Exhibit 99.1

Condensed Consolidated Interim Financial Statements

(Expressed in US dollars - unaudited)

Three months ended March 31, 2025 and 2024

STANDARD LITHIUM LTD.

Condensed Consolidated Interim Statements of Financial Position

As at March 31, 2025 and December 31, 2024

(Expressed in thousands of US dollars - unaudited)

	Note	March 31, 2025	December 31, 2024
ASSETS
Current assets
Cash		$31,569	$31,177
Restricted cash		460	518
Receivables - related parties	9	3,190	1,274
Other current assets		1,786	336
		37,005	33,305

Non-current assets
Exploration and evaluation assets	6	26,449	26,446
Intangible assets		949	943
Right of use asset		389	482
Property, plant and equipment		1,408	1,631
Investment in Aqualung	5	5,350	2,335
Investment in joint ventures	4	145,174	146,158
Financial asset - FID	10	48,879	48,138
Advances and deposits		58	58
		228,656	226,191

TOTAL ASSETS		$265,661	$259,496

LIABILITIES
Current liabilities
Accounts payable and accrued liabilities		$1,158	$1,104
Accounts payable - related parties	9	4,276	4,397
Lease liability - short-term		243	271
		5,677	5,772
Non-current liabilities
Lease liabilities - long-term		143	206
Deferred income tax liabilities		24,323	24,889
Decommissioning provision		578	572
		25,044	25,667

TOTAL LIABILITIES		30,721	31,439

SHAREHOLDERS’ EQUITY
Share capital	8	243,788	235,782
Reserves	8	36,447	36,040
Accumulated deficit		(39,399)	(37,849)
Accumulated other comprehensive loss		(5,896)	(5,916)
TOTAL SHAREHOLDERS’ EQUITY		234,940	228,057
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY		$265,661	$259,496

Approved by the Board of Directors and authorized for issue on May 8, 2025.

"Robert Cross"	"Claudia D’Orazio"
Director	Director

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

STANDARD LITHIUM LTD.

Condensed Consolidated Interim Statements of Comprehensive Loss

For the three months ended March 31, 2025 and 2024

(Expressed in thousands of US dollars, except share and per share amounts - unaudited)

		Three months ended March 31,
	Note	2025	2024
			Currency remeasurement: Note 2
Expenses
General and administrative		$2,244	$3,298
Demonstration Plant operations	7	855	1,466
Management and directors’ fees	9	477	490
Share-based compensation	8	1,420	2,681
Separation benefits		100	—
Other		6	—
Foreign exchange loss (gain)		2	(124)
Loss from operations		5,104	7,811
Interest and other income		250	152
Fair value gain on Investment in Aqualung	5	2,990	—
Fair value gain on financial asset - FID	10	741	—
Investment loss from joint ventures	4	(984)	—
Interest expense		(10)	(14)
Net loss before income taxes		(2,117)	(7,673)
Deferred income tax benefit		567	—
Net loss		(1,550)	(7,673)
Other comprehensive loss
Item that may be reclassified subsequently to income or loss:
Currency translation differences of foreign operations		20	(10)
Total comprehensive loss		$(1,530)	$(7,683)

Weighted average number of common shares outstanding – basic and diluted		192,568,062	178,223,074
Basic and diluted loss per share		$(0.01)	$(0.04)

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

STANDARD LITHIUM LTD.

Condensed Consolidated Interim Statements of Changes in Equity

For the three months ended March 31, 2025 and 2024

(Expressed in thousands of US dollars, except share amounts - unaudited)

	Note	Number of shares	Share capital	Reserves	Accumulated deficit	Accumulated other comprehensive loss	Total equity
Balance, December 31, 2023 (Currency remeasurement: Note 2)		174,278,556	$214,270	$31,946	$(128,944)	$(5,352)	$111,920
Share-based compensation		—	—	2,681	—	—	2,681
Shares issued under the ATM	8	8,044,200	11,110	—	—	—	11,110
Share issuance costs		—	(446)	—	—	—	(446)
Net loss		—	—	—	(7,673)	—	(7,673)
Currency translation differences of foreign operations		—	—	—	—	(10)	(10)
Balance, March 31, 2024 (Currency remeasurement: Note 2)		182,322,756	$224,934	$34,627	$(136,617)	$(5,362)	$117,582
Balance, December 31, 2024		188,772,683	$235,782	$36,040	$(37,849)	$(5,916)	$228,057
Share-based compensation		—	—	1,420	—	—	1,420
Shares issued under the ATM	8	4,611,370	7,197	—	—	—	7,197
Share issuance costs		—	(204)	—	—	—	(204)
Conversion of DSUs to common shares		633,071	1,013	(1,013)	—	—	—
Net loss		—	—	—	(1,550)	—	(1,550)
Currency translation differences of foreign operations		—	—	—	—	20	20
Balance, March 31, 2025		194,017,124	$243,788	$36,447	$(39,399)	$(5,896)	$234,940

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

STANDARD LITHIUM LTD.

Condensed Consolidated Interim Statements of Cash Flows

Three months ended March 31, 2025 and 2024

(Expressed in thousands of US dollars - unaudited)

		For the three months ended March 31,
	Note	2025	2024
			Currency remeasurement: Note 2
Operating activities
Net loss		$(1,550)	$(7,673)
Add items not affecting cash
Share-based compensation	8	1,420	2,681
Deferred income tax benefit		(567)	—
Foreign exchange loss (gain)		2	(124)
Investment loss from joint ventures	4	984	—
Fair value gain on Investment in Aqualung	5	(2,990)	—
Fair value gain on financial asset - FID	10	(741)	—
Amortization		332	289
Interest expense		10	14
Other		6	—
Net changes in non-cash working capital items:
Other current assets		(1,460)	(1,522)
Advances and deposits		—	(19)
Accounts payable and accrued liabilities		91	775
Receivables – related parties		(1,916)	—
Accounts payable – related parties		(121)	—
Net cash used in operating activities		(6,500)	(5,579)
Investing activities
Exploration and evaluation assets	6	(3)	(5,131)
Change in restricted cash		58	—
Patent		(20)	—
Net cash provided by (used in) investing activities		35	(5,131)
Financing activities
Proceeds from issuance of shares		7,197	11,110
Share issuance costs		(204)	(446)
Lease payments		(101)	(110)
Net cash provided by financing activities		6,892	10,554
Effect of exchange rates on cash		(35)	71
Net change in cash		392	(85)
Cash, beginning of period		31,177	11,690
Cash, end of period		$31,569	$11,605
Non-cash investing and financing
Change in exploration and evaluation expenditures included in accounts payable		$—	$(721)

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

STANDARD LITHIUM LTD.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED MARCH 31, 2025 AND 2024

1.
Nature of Operations

Standard Lithium Ltd. was incorporated under the laws of the Province of British Columbia on August 14, 1998, and was continued under the Canadian Business Corporations Act on December 1, 2016. Standard Lithium Ltd. and its subsidiary entities' (collectively "Standard Lithium" or the "Company") principal operations are comprised of exploration for and development of lithium brine properties in the United States of America. The Company also has a significant investment in a joint venture arrangement for the exploration and evaluation of lithium brine projects and the development of production facilities. The address of the Company’s corporate office and principal place of business is Suite 1625, 1075 West Georgia Street, Vancouver, British Columbia, Canada, V6E 3C9. The Company’s common shares are listed on the TSX Venture Exchange (the "TSXV") and NYSE American, LLC under the symbol "SLI".

2.
Basis of Presentation

Statement of compliance

These condensed consolidated interim financial statements have been prepared in accordance with International Accounting Standards 34, Interim Financial Reporting ("IAS 34"), as issued by the International Accounting Standards Board ("IASB"). These condensed consolidated interim financial statements should be read in conjunction with the audited consolidated financial statements for the six month period ended December 31, 2024, which have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board ("IFRS Accounting Standards").

Certain annual information, in particular the accompanying notes normally included in the condensed interim consolidated financial statements prepared in accordance with IFRS Accounting Standards, has been omitted or condensed. These condensed consolidated interim financial statements do not include all disclosures required under IFRS Accounting Standards and, accordingly, should be read in conjunction with the consolidated financial statements for the six month fiscal period ended December 31, 2024 and the notes thereto.

These condensed consolidated interim financial statements have been prepared on a going concern basis.

Basis of presentation

These condensed consolidated interim financial statements have been prepared on the historical cost basis except for financial assets classified as fair value through profit or loss, which are stated at their fair value.

These condensed consolidated interim financial statements are presented in the United States dollar ("USD"). The functional currency of Standard Lithium is the Canadian dollar ("CAD"). For this entity, all transactions not denominated in CAD functional currency are considered to be foreign currency transactions. Foreign currency denominated monetary assets and liabilities are translated using the rate of exchange prevailing at the reporting date. Gains or losses on translation of these items are included in earnings and reported as foreign exchange loss (gain). Foreign currency denominated non-monetary assets and liabilities, measured at historical cost, are translated at the rate of exchange at the transaction date. The functional currency of all subsidiaries is USD. For these entities, all transactions not denominated in USD functional currency are considered to be foreign currency transactions. Foreign currency denominated monetary assets and liabilities are translated using the rate of exchange prevailing at the reporting date. Gains or losses on translation of these items are included in earnings and reported as foreign exchange loss (gain). Foreign currency denominated non-monetary assets and liabilities, measured at historical cost, are translated at the rate of exchange at the transaction date.

STANDARD LITHIUM LTD.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED MARCH 31, 2025 AND 2024

Change in fiscal year-end

On November 18, 2024, the Company changed its fiscal year-end from June 30 to December 31, effective immediately. The decision to change the fiscal year-end to a calendar year-end was made to align the Company’s reporting cycle more closely with how it manages its business.

Change in presentation currency

Effective July 1, 2024, the Company changed its presentation currency from CAD to USD due to its most significant assets and liabilities being denominated in USD and for consistency with peer companies in the mining industry. This change has been applied retrospectively.

As at and for the three months ended March 31, 2024 and all prior periods, the Company's reporting currency was CAD as described in the Company’s consolidated financial statements for the six month fiscal period ended December 31, 2024. The currency remeasurement of the Company's results applied the International Accounting Standards ("IAS") transitional rules.

The amounts reported in these condensed consolidated interim financial statements for the three months ended March 31, 2024 have been remeasured in USD based on the average rate for the three months ended March 31, 2024 and the three months ended December 31, 2023. The accounting policy used to translate equity items prior to March 31, 2024, was to use the historical rate for each equity transaction that occurred to recreate the historical amounts. As at and prior to the three months ended March 31, 2024, equity items were translated quarterly using the average exchange rate for each quarter.

Critical accounting estimates and judgments

The preparation of financial statements requires management to make judgments, estimates and assumptions that affect the application of policies and reported amounts of assets, liabilities and contingent liabilities as at the date of the financial statements, and the reported amount of revenues and expenses during the reporting period. Estimates and judgments are continuously evaluated and are based on management’s experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. Actual results may differ from these estimates.

Information about critical judgments in applying accounting policies and assumptions and estimation uncertainties that have the most significant effect on the amounts recognized in the condensed consolidated interim financial statements are disclosed in Note 2 of the Company’s consolidated financial statements for the six month fiscal period ended December 31, 2024.

3.
Summary of Material Accounting Policies

The significant accounting policies as disclosed in the Company’s consolidated financial statements for the six month fiscal period ended December 31, 2024 have been applied consistently in the preparation of these condensed consolidated interim financial statements, with the exception of the change in presentation currency as discussed above.

4.
Equity Method Investment in Joint Ventures

On May 7, 2024, the Company and Equinor TDI Holdings LLC ("Equinor"), a Delaware limited liability company, entered into a membership interest purchase and sale agreement (the "Agreement"), in which Equinor acquired interests in two former Standard Lithium wholly-owned subsidiaries, one of which holds Standard Lithium's South West Arkansas Project ("SWA Lithium") and the other holds the East Texas properties ("Texas Lithium") (collectively, the "Joint Ventures"). Pursuant to the terms of the Agreement, the Company retained a 55% interest in SWA Lithium and Texas Lithium and

STANDARD LITHIUM LTD.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED MARCH 31, 2025 AND 2024

Equinor acquired a 45% interest in each of the former subsidiaries for an initial cash payment of $30.0 million to the Company and the commitment to invest an additional $130.0 million as follows:

•
Equinor agreed to solely fund the first $40.0 million and $20.0 million of development costs for SWA Lithium and Texas Lithium, respectively, after which all additional capital expenditures would be funded on a pro-rata basis; and
•
Standard Lithium to receive $40.0 million in milestone payments associated with SWA Lithium and $30.0 million in milestone payments associated with Texas Lithium subject to final investment decisions being made by certain dates ("FID").

The Company assessed the Agreement and determined its investments in SWA Lithium and Texas Lithium are joint ventures accounted for under the equity method. The Agreement indicates joint control over each joint venture as significant decisions regarding SWA Lithium and Texas Lithium require unanimous consent from both parties and both parties are required to act together to direct relevant activities. However, the Company has retained operatorship and manages day-to-day decision making.

Changes in the Company’s investment in joint ventures for the three months ended March 31, 2025 are summarized as follows (in thousands):

	SWA Lithium	Texas Lithium	Total
Balance, December 31, 2024	$94,264	$51,894	$146,158
Loss from investment in joint ventures	(829)	(155)	(984)
Balance, March 31, 2025	$93,435	$51,739	$145,174

Summarized financial information for the Company’s interest in the Joint Venture entities on a 100% basis for the three months ended March 31, 2025 are (in thousands):

	SWA Lithium	Texas Lithium	Total
Net loss	$1,507	$283	$1,790
Company’s share of net loss	$829	$155	$984

The carrying amount of the Company's investment in joint ventures on a 100% basis as at March 31, 2025 is as follows (in thousands):

	SWA Lithium	Texas Lithium	Total
Current assets	$12,141	$9,811	$21,952
Non-current assets	63,992	42,416	106,408
Total assets	76,133	52,227	128,360
Current liabilities	8,853	3,255	12,108
Non-current liabilities	11	—	11
Total liabilities	8,864	3,255	12,119
Net assets	$67,269	$48,972	$116,241
Company’s share of joint ventures	36,998	26,935	63,933
Adjustments to the Company’s share of net assets(1)	56,437	24,804	81,241
Carrying amount of investment in joint ventures	$93,435	$51,739	$145,174

(1) Adjustments to the Company's share of net assets include the impact of the initial fair value measurement on May 7, 2024 and the impact of Equinor solely funding $40.0 million and $20.0 million of capital contributions in SWA Lithium and Texas Lithium, respectively, through March 31, 2025.

STANDARD LITHIUM LTD.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED MARCH 31, 2025 AND 2024

5.
Investment in Aqualung

As at March 31, 2024, the Company held an equity investment in Aqualung Carbon Capture AS ("Aqualung"), a privately held entity, which is classified as a financial asset measured at fair value through profit or loss in accordance with IFRS 9, Financial Instruments. The fair value of the investment was determined using observable market-based inputs in accordance with IFRS 13, Fair Value Measurement. Aqualung is engaged in the development of carbon capture technology and is based in Norway with operations in the USA. As at March 31, 2025, the Company revised its fair value estimate for its investment in Aqualung to $5.4 million to reflect an equity transaction that was recently completed by Aqualung. As a result, the Company recorded a fair value gain of $3.0 million during the three month period ended March 31, 2025.

6.
Exploration and Evaluation Assets

Commercial Plant Evaluation (Lanxess 1A)

Acquisition:
Balance, December 31, 2024	$6,000
Option payments	—
Balance, March 31, 2025	$6,000
Exploration and Evaluation:
Balance, December 31, 2024	$20,446
Lanxess 1A evaluation costs	3
Balance, March 31, 2025	$20,449
Balance, December 31, 2024	$26,446
Balance, March 31, 2025	$26,449

7.
Demonstration Plant

The Company operates an industrial scale DLE demonstration plant (the "Demonstration Plant") at the Lanxess Property Project (as defined below) location. The Demonstration Plant operation costs are comprised of the following (in thousands):

	Three months ended March 31,
	2025	2024
Personnel	$645	$1,013
Reagents	22	13
Repairs and maintenance	31	10
Supplies	98	292
Test work	3	102
Office trailer	7	17
Other	49	19
Total costs	$855	$1,466

8.
Share Capital

Authorized capital

The Company is authorized to issue an unlimited number of common voting shares without nominal or par value.

STANDARD LITHIUM LTD.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED MARCH 31, 2025 AND 2024

During the three months ended March 31, 2025 and 2024, the Company had the following equity transactions:

On November 17, 2023, the Company announced the establishment of an at-the-market ("ATM") equity program allowing the Company to issue and sell, up to $50 million of common shares from the treasury to the public.

During the three months ended March 31, 2025, the Company issued a total of 4,611,370 common shares under the ATM program at an average price of $1.56 per share, resulting in gross and net proceeds of $7.2 million and $7.0 million, respectively. This includes 40,000 common shares for which trades were executed prior to March 31, 2025 but settled subsequent to period end, generating gross and net proceeds of $51.4 thousand and $50.1 thousand, respectively. The related receivable is presented within Other current assets on the Company's condensed consolidated interim statements of financial position.

During the three months ended March 31, 2024, the Company issued a total of 8,044,200 common shares at an average price of $1.39 per share, under the ATM program, providing gross and net proceeds of $11.1 million and $10.7 million, respectively.

As at March 31, 2025 the Company had issued a total of 18,775,819 common shares under the ATM program for gross and net proceeds of $29.6 million and $28.9 million, respectively.

Warrants

As at March 31, 2024, the Company had 3,125,625 warrants outstanding with a weighted average exercise price of $0.99, all of which expired on June 10, 2024. As at March 31, 2025, there are no warrants outstanding.

Options

The Company has a stock option plan in place which authorizes option grants to officers, directors, consultants, management and company employees enabling them to cumulatively acquire up to 10% of the issued and outstanding common stock of the Company pursuant to awards issued under the stock option plan and any other equity compensation arrangements. Under the plan, the exercise price of each option shall not be less than the price permitted by the TSXV. The options can be granted for a maximum term of 10 years.

The weighted average fair value of options granted during the three months ended March 31, 2025 was $1.08 per option, respectively. There were no options granted during the three months ended March 31, 2024. The fair value was determined using the Black-Scholes option-pricing model using the following weighted average assumptions:

Three months ended March 31,
2025
Expected stock price volatility	113%
Risk-free interest rate	4.00%
Dividend yield	—
Expected life of options	5 years
Stock price on date of grant	$1.33
Forfeiture rate	—

STANDARD LITHIUM LTD.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED MARCH 31, 2025 AND 2024

The following table summarizes the option activity for the three months ended March 31, 2025:

	Number of options	Weighted average exercise price
Balance at December 31, 2024	10,647,246	$2.80
Options granted	2,156,452	1.33
Options expired	(525,000)	5.83
Balance at March 31, 2025	12,278,698	$2.42

The following table summarizes options outstanding and exercisable at March 31, 2025:

	Options Outstanding			Options Exercisable
Exercise Price	Number of Shares	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price	Number Exercisable	Weighted Average Exercise Price
$1.06	450,000	(1)	$1.06	450,000	$1.06
$2.66	800,000	0.80	$2.66	800,000	$2.66
$4.78	200,000	1.30	$4.78	200,000	$4.78
$4.94	200,000	1.93	$4.94	200,000	$4.94
$6.52	170,000	1.96	$6.52	170,000	$6.52
$7.45	100,000	2.03	$7.45	100,000	$7.45
$3.77	3,225,000	3.03	$3.77	3,225,000	$3.77
$3.85	200,000	3.15	$3.85	200,000	$3.85
$2.97	750,000	3.48	$2.97	416,666	$2.97
$1.07	100,000	4.05	$1.07	25,000	$1.07
$1.13	1,063,394	4.36	$1.13	—	$1.13
$1.36	2,000,000	4.42	$1.36	666,667	$1.36
$1.42	863,852	4.72	$1.42	300,000	$1.42
$1.35	1,598,853	4.99	$1.35	300,000	$1.35
$1.27	557,599	5.00	$1.27	—	$1.27
	12,278,698	3.55	$2.42	7,053,333	$3.17
(1)
Options expired on September 4, 2023, however, due to black-out of insider share transactions, these options will remain eligible for exercise for a period of 10 business days subsequent to the lifting of the black-out.

Long-term Incentive Plan

The Company has an equity incentive plan ("Plan") in accordance with the policies of the TSXV whereby, from time to time at the discretion of the Board of Directors (the "Board"), eligible directors, officers and employees are awarded restricted share units ("RSUs"). The RSUs that are subject to, among other things, the recipient’s deferral right in accordance with the Income Tax Act (Canada) convert automatically into common shares upon vesting. In addition, the Company may issue deferred share units ("DSUs"). DSUs may be redeemed upon retirement or termination from the Company. In accordance with the Plan, the aggregate number of common shares to be issued shall not exceed 10% of the Company’s issued and outstanding common shares at any given time when combined with the aggregate number of options, RSUs and DSUs issued pursuant to the Plan and any other equity compensation arrangements.

STANDARD LITHIUM LTD.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED MARCH 31, 2025 AND 2024

The following table summarizes the RSU activity for the three months ended March 31, 2025:

	Number of RSUs	Weighted average grant date fair value
Balance at December 31, 2024	1,780,614	$1.18
Granted	1,463,192	1.32
Forfeited	(35,354)	1.13
Balance at March 31, 2025	3,208,452	$1.26

The following table summarizes the DSU activity for the three months ended March 31, 2025:

	Number of DSUs	Weighted average grant date fair value
Balance at December 31, 2024	2,425,609	$3.09
Granted	501,856	1.35
Conversion of DSUs to common shares	(633,071)	3.74
Balance at March 31, 2025	2,294,394	$2.53

Share-based compensation expense

Share-based compensation recorded for each type of award is as follows (in thousands):

	Three months ended March 31,
	2025	2024
Options	$888	$810
RSUs	344	—
DSUs	188	1,871
Total	$1,420	$2,681

9.
Related Party Transactions

Key management personnel are persons responsible for planning, directing and controlling the activities of the entity, which are the directors and officers of the Company.

Compensation to key management is comprised of the following (in thousands):

	Three months ended March 31,
	2025	2024
Management and director fees(1)	$477	$490
Share-based compensation	1,173	1,755
	$1,650	$2,245

(1)
Management and director fees are comprised of salaries, bonuses, benefits and directors' fees included on the Company's interim condensed consolidated statement of comprehensive loss.

On June 17, 2022, the Company entered into a master service agreement (the "MSA") with Telescope, a related party of the Company. Dr. Andy Robinson, President and Chief Operating Officer of the Company and Robert Mintak, former Chief Executive Officer of the Company, are both independent directors of Telescope. Under the MSA, Telescope would provide various research and development ("R&D") services for the purpose of developing new technologies. The Company would fund an initial project for one year under the MSA, which would aim to evaluate the use of captured CO2 in the Company’s various chemical processes, as well as investigate the potential for permanent geological sequestration of CO2 within the

STANDARD LITHIUM LTD.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED MARCH 31, 2025 AND 2024

lithium brine extraction and reinjection processes contemplated by the Company. Other R&D projects may be performed for the Company by Telescope, as required. The Company incurred $0.1 million of costs related to the MSA during the three months ended March 31, 2024. There were no such costs incurred during the three months ended March 31, 2025.

The balances of related party receivables and payables as of the periods indicated are as follows (in thousands):

	March 31, 2025	December 31, 2024
Receivables – related parties
Joint Ventures(1)	$3,190	$1,274
Total	$3,190	$1,274

Accounts payable – related parties
Joint Ventures(2)	$4,000	$4,000
Management and directors(3)	276	397
Total	$4,276	$4,397

(1) Receivables – related parties from the Joint Ventures represent receivables from SWA Lithium and Texas Lithium for reimbursement of costs paid by the Company on behalf of these entities.

(2) Accounts payable – related parties to the Joint Ventures represents cash received from SWA Lithium and Texas Lithium and is held by the Company in a separate account and designated for working capital needs. The maturity of this liability balance is May 7, 2025.

(3) Amounts due to the key management personnel are non-interest bearing, unsecured and have no fixed terms of repayment.

10.
Financial Instruments and Financial Risk Management

Fair value is the exchange price that would be received for an asset or paid to transfer a liability in an orderly transaction between market participants. In arriving at a fair value measurement, the Company uses a fair value hierarchy based on three levels of inputs, of which the first two are considered observable and the last unobservable. The three levels of inputs used to establish fair value are the following:

Level 1 – quoted prices (unadjusted) in active markets for identical assets or liabilities;

Level 2 – inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly for similar items in active markets; and

Level 3 – inputs for the asset or liability that are not based on observable market data (unobservable inputs).

The Company’s policy is to recognize transfers into and out of fair value hierarchy levels at the end of the reporting period.

There were no transfers between Levels 1, 2 or 3 during the periods ended March 31, 2025 and December 31, 2024.

The following tables set forth the Company’s financial assets measured at fair value by level within the fair value hierarchy for the periods indicated (in thousands):

March 31, 2025	Level 1	Level 2	Level 3	Total
Financial asset – FID(1)	$—	$—	$48,879	$48,879
Investment in Aqualung	—	—	5,350	5,350

(1)
Includes $28.8 million and $20.1 million related to SWA Lithium and Texas Lithium, respectively.

December 31, 2024	Level 1	Level 2	Level 3	Total
Financial asset – FID(1)	$—	$—	$48,138	$48,138
Investment in Aqualung	—	—	2,335	2,335

STANDARD LITHIUM LTD.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED MARCH 31, 2025 AND 2024

(1)
Includes $28.4 million and $19.7 million related to SWA Lithium and Texas Lithium, respectively.

The Financial asset - FID is measured at fair value. The fair value of the financial asset was determined using a probability weighted discounted cash flow methodology which uses the S&P corporate bond yield curve based on the credit rating of the counterparty and considers the probability of the occurrence of reaching a positive final investment decision in either of the Company's Joint Ventures. During the three months ended March 31, 2025, the Company recorded a fair value gain on financial asset – FID of $0.7 million. The increase in fair value is primarily attributable to the passage of time. There was no such gain recorded during the three months ended March 31, 2024.

The Company’s investment in Aqualung is measured at fair value on a recurring basis. Information relating to Aqualung is considered when determining its fair value. In addition to company-specific information, the Company takes into account trends in general market conditions and the share performance of comparable publicly-traded companies when valuing privately-held investments. As discussed in Note 5, during the three months ended March 31, 2025, the Company recorded a fair value gain on Investment in Aqualung of $3.0 million. There was no such gain recorded during the three months ended March 31, 2024.

The Board has the overall responsibility for the establishment and oversight of the Company’s risk management framework. The Company’s risk management policies are established to identify and analyze the risks faced by the Company, to set appropriate risk limits and controls, and to monitor risks and adherence to limits. Risk management policies and systems are reviewed regularly to reflect changes in market conditions and in response to the Company’s activities. Management regularly monitors compliance with the Company’s risk management policies and procedures and reviews the adequacy of the risk management framework in relation to the risks faced by the Company.

The Company is exposed to various risks such as interest rate, credit, and liquidity risk. To manage these risks, management determines what activities must be undertaken to minimize potential exposure to risks. The objectives of the Company in managing risk are as follows:

•
maintaining sound financial condition;
•
financing operations; and
•
ensuring liquidity to all operations.

To satisfy these objectives, the Company monitors and manages these financial exposures as an integral part of its overall risk management program.

(i)
Credit risk

Credit risk is the risk of loss if counterparties do not fulfill their contractual obligations and arises principally from cash deposits. The maximum credit risk is the total of the Company's financial assets, including cash and financial asset – FID. The Company maintains substantially all of its cash with two financial institutions. The majority of cash held with these institutions exceeds the amount of insurance provided on such deposits.

(ii)
Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they come due. The Company manages this risk by careful management of its working capital (current assets less current liabilities) to try to ensure its expenditures will not exceed available resources. At March 31, 2025 and December 31, 2024, the Company had working capital of $31.3 million and $27.5 million, respectively.

STANDARD LITHIUM LTD.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED MARCH 31, 2025 AND 2024

(iii)
Foreign exchange risk

Foreign exchange risk is the risk that the Company's financial instruments will fluctuate in value as a result of movement in foreign exchange rates. The Company does not use derivative instruments to reduce its exposure to foreign currency risk. The Company is exposed to currency risk through the following assets and liabilities denominated in USD (in thousands):

	March 31, 2025	December 31, 2024
Cash	$11,240	$8,057
Accounts payable	9	—

At March 31, 2025, US dollar amounts were converted at a rate of USD 1.00 to CAD 1.43528. A 10% increase or decrease in the Canadian dollar relative to the US dollar would result in a change of approximately $1.1 million and $0.8 million, respectively, in the Company’s comprehensive loss for the year to date.

11.
Capital Management

The Company had $31.6 million of cash on hand as of March 31, 2025.

On May 7, 2024, the Company entered into strategic partnerships with Equinor, in which the Company received an initial cash payment of $30.0 million and a commitment by Equinor to invest up to an additional gross $130.0 million in exchange for a 45% interest in SWA Lithium and Texas Lithium ("Smackover Lithium"), respectively. Included in Equinor's commitment to provide up to $130.0 million in consideration are sole funding commitments of $60.0 million post entrance into Smackover Lithium. The Company expects that these sole funding contributions by Equinor will be exhausted in the second quarter of 2025, and thereafter the Company will be required to fund additional capital contributions to Smackover Lithium for its pro-rata share of capital expenditures.

The Company’s objectives when managing capital are to safeguard the Company’s ability to pursue the exploration and development of its projects and to maintain a flexible capital structure. The Company’s current capital structure is made up of common equity, with no long term debt or revolving credit facility obligations.

As the Company is currently in the exploration and development phase, none of its financial instruments are exposed to commodity price risk; however, the Company’s ability to obtain long-term financing and its economic viability may be affected by commodity price volatility.

The Company may adjust how it manages its capital structure in light of changes in economic conditions and the risk characteristics of the underlying assets.

In order to carry out planned exploration and development of its projects and pay for administrative costs, the Company plans to spend its existing cash balance and may utilize other forms of financing.

Management reviews its capital management approach on an ongoing basis and believes that this approach, given the relative size of the Company and its stage of development, is reasonable.

12.
Contingencies

On January 27, 2022, a putative securities class action lawsuit was filed against the Company and certain former executives in the United States District Court for the Eastern District of New York, captioned Gloster v. Standard Lithium Ltd., et al., 22-cv-0507 (E.D.N.Y.) (the "Action"). The complaint purports to seek relief on behalf of a class of investors who purchased or otherwise acquired the Company’s publicly traded securities between May 19, 2020 and November 17, 2021, and asserts violations of Section 10(b) of the U.S. Securities Exchange Act of 1934, as amended (the "Exchange Act") against all defendants and Section 20(a) of the Exchange Act against the individually-named defendants. On April 27, 2022, the court granted Curtis T. Arata’s motion for appointment as lead plaintiff in the Action. Lead plaintiff filed an amended complaint on June 29, 2022, adding Andrew Robinson as a defendant and extending the class period to February 3, 2022. The amended complaint alleges, among other things, that during the proposed class period, defendants misrepresented and/or failed to

STANDARD LITHIUM LTD.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED MARCH 31, 2025 AND 2024

disclose certain facts regarding the Company’s LiSTR direct lithium extraction ("DLE") technology and "final product lithium recovery percentage" at its DLE Demonstration Plant in southern Arkansas. The amended complaint seeks various forms of relief, including monetary damages in an unspecified amount. Defendants filed a motion to dismiss the amended complaint on August 10, 2022, which became fully briefed on September 28, 2022. The Company intends to vigorously defend against the Action. As at March 31, 2025, the Company has not recorded any provision associated with this matter, as there is no probable outcome that can be reasonably determined at this time.

13.
Subsequent Events

Subsequent to March 31, 2025, the Company issued 1,288,768 common shares at an average price of $1.47 per share, respectively, under the ATM program, providing gross and net proceeds of $1.9 million and $1.9 million, respectively.

On April 21, 2025, the Company announced that its South West Arkansas Project had been selected as one of the first critical mineral production projects to be advanced under Executive Order 14241 – Immediate Measures to Increase American Mineral Production, announced by the U.S. Federal Permitting Improvement Steering Council at the recommendation of the National Energy Dominance Council.

On April 24, 2025, the Company announced that the brine production unit, formally named the Reynolds Unit, for Phase I of its South West Arkansas Project has been unanimously approved by the Arkansas Oil and Gas Commission with no objections or opposition in a hearing that was open to all stakeholders from the community.